SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2023

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated January 9, 2023, titled: “G. Willi-Food announces receipt of Nasdaq non-compliance letter regarding convening of annual meeting”.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: January 9, 2023

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES RECEIPT OF NASDAQ NON-COMPLIANCE LETTER
REGARDING CONVENING OF ANNUAL MEETING

YAVNE, Israel – January 9, 2023-- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi Food”), a global food company engaging directly and through  subsidiaries, in the design, import, marketing and distribution of a broad range of food products, announced today that, on January 4, 2023, it  received a letter from The Nasdaq Stock Market (“Nasdaq”)   notifying the Company that it is no longer in compliance with Nasdaq Listing Rules 5620(a) and 5620(c) because it did not hold an annual meeting of shareholders within twelve months of the end of the Company's fiscal year-ended December 21, 2021.

The letter states that the Company has 45 calendar days, or until February 20, 2023, to submit a plan to regain compliance. If such plan is accepted by Nasdaq, it can grant the Company an exception of up to 180 calendar days from the fiscal year end, or until June 29, 2023, to regain compliance.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of a wide variety of over 600 food products world-wide. The Company's products are marketed and sold to approximately 1,500 customers and 3,000 selling points in Israel, including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Euro European Dairies”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 15, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:

G. Willi Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il